Enerflex Ltd. Announces Succession PLAN for
Chief Financial Officer

NEWS RELEASE

CALGARY, Alberta, March 19, 2023 -- Enerflex Ltd. (TSX:EFX) (NYSE:EFXT) ("Enerflex" or the "Company") today announced that Sanjay Bishnoi, Senior Vice President and Chief Financial Officer, will relinquish his position effective April 10, 2023, to pursue another opportunity. Matthew Lemieux, Enerflex's Vice President, Corporate Development and Treasury, will be appointed as Interim Chief Financial Officer following Mr. Bishnoi's departure.

"Over three and a half years ago, we brought Sanjay aboard expecting that his disciplined approach to investing would facilitate accretive growth in our recurring Energy Infrastructure business. After successfully managing our financial position through the COVID-19 pandemic, he was instrumental in leading us in our transformational acquisition of Exterran. Sanjay's financial and business leadership have made us a smarter, more resilient, and more profitable organization," stated Marc Rossiter, Enerflex's President and Chief Executive Officer. "I would like to thank Sanjay for his contributions and wish him well in his next endeavour."

"I am grateful for the privilege of leading Enerflex's Finance team over the last several years. Our accomplishments, including expanding our reach across new markets, developing innovative products and services, and instituting disciplined investment frameworks, are a true testament to the dedication and hard work of everyone involved," said Mr. Bishnoi. "I would like to express my sincere thanks to our talented employees, Marc and the Executive Management Team, and our Board of Directors for their unwavering support and trust throughout my tenure. The Company has a very solid financial plan to deleverage, and I expect it will deliver increasingly strong results as a combined company."

Mr. Rossiter further stated, "We are pleased to appoint Matthew Lemieux to Interim Chief Financial Officer. Matt brings a deep knowledge of Enerflex's financial attributes, operations, and industry, which will further enhance our focus on growing shareholder value through disciplined capital allocation practices."

Mr. Lemieux has been with Enerflex as Vice President, Corporate Development and Treasury since early 2020, where he has focused on cash management and accretive investing on a global scale, including deep involvement in the Exterran acquisition. Before joining Enerflex, Mr. Lemieux led over US$3 billion of equity and mezzanine transactions for GE Energy Financial Services and was previously responsible for debt underwriting and syndication for Merrill Lynch Capital and Wachovia Bank. Mr. Lemieux holds MBA and BA degrees from NYU Stern and Dickinson College, respectively.

Enerflex plans to announce the appointment of a permanent Chief Financial Officer in the near future.

1

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Stefan Ali

President & Chief Executive Officer	Vice President, Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 717-4953

2